SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2015

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☑            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No   ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Press release issued by Videotron dated September 15, 2015

PRESS RELEASE	For immediate release

Videotron Ltd. Announces Closing of C$375,000,000

Senior Notes Offering

Montréal, September 15, 2015 – Videotron Ltd. today announced the closing of its issuance and sale of C$375.0 million aggregate principal amount of 5.75% Senior Notes due 2026 (the “2026 Notes”). Videotron intends to use the proceeds of this offering to partially repay the amounts outstanding under its senior credit facilities and to pay transaction fees and expenses.

This press release is not an offer to sell or the solicitation of an offer to buy securities in the United States or in any other jurisdiction. The senior notes due 2026 mentioned herein have not been and will not be registered under the United States Securities Act of 1933 or applicable state securities laws, and the senior notes may not be offered or sold in the United States absent registration or an applicable exemption from registration. The senior notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

Videotron (www.videotron.com), a wholly owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access, cable telephone and mobile telephone services. Videotron is a leader in new technologies with its illico interactive television service and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. As of June 30, 2015, Videotron was serving 1,747,700 cable television customers, including 1,515,700 Digital TV subscribers. Videotron is also the Québec leader in high-speed Internet access, with 1,539,100 subscribers to its cable service as of June 30, 2015. As of the same date, Videotron had 702,900 subscriber connections to its mobile telephone service and was providing cable telephone service to 1,337,700 Québec households and organizations. For the tenth consecutive year, Videotron was ranked as Québec’s most respected telecommunications company, based on a Léger survey.

For more information, please contact

Jean-François Pruneau

Senior Vice President and Chief Financial Officer

Quebecor Media Inc.

Telephone: 514 380-4144

For media only

Youann Blouin

Corporate Communications Advisor

Videotron

Telephone: 514 380-7069

Email: youann.blouin@videotron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marc M. Tremblay
By:	Marc M. Tremblay Corporate Secretary

Date:	September 16, 2015